

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Peter Wexler
Executive Vice President and Chief Legal Officer
Newmont Corporation
6900 E Layton Avenue
Denver, Colorado 80237

  Re: Newmont Corporation
    Form 10-K for the Fiscal Year ended December 31, 2023
    Filed February 29, 2024
    File No. 001-31240

Dear Peter Wexler:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation